

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 11, 2017

<u>Via E-mail</u>
Richard W. Johns, Esq.
Chief Legal Officer
Alliance HealthCare Services, Inc.
100 Bayview Circle, Suite 400
Newport Beach, CA 92660

> **Re: Alliance HealthCare Services, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 22, 2017**
> **File No. 001-16609**

Dear Mr. Johns:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     /s/ Pamela Howell
     for

     John Reynolds
     Assistant Director
     Office of Beverages, Apparel and Mining

cc: Charles K. Ruck, Esq.
    Latham & Watkins LLP